Valneva Reports Positive Final Phase 2 Antibody Persistence and Safety Results in Children for its Chikungunya Vaccine IXCHIQ®

•IXCHIQ® was well tolerated by children aged one to eleven years regardless of the dose or previous chikungunya infection (CHIKV)

•Antibody levels remained high after twelve months in both dose groups, although more robust with the full dose

•Twelve-month data continues to support full dose selection for a future Phase 3 trial

Saint-Herblain (France), December 10, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced positive final antibody persistence and safety data for its Phase 2 clinical trial evaluating the safety and immunogenicity of two different dose levels of its single-shot chikungunya vaccine, IXCHIQ®, in 304 children, twelve months after vaccination. Partially funded by the Coalition for Epidemic Preparedness Innovations (CEPI), with support from the European Union, the trial results continue to support future Phase 3 development in children, which the Company plans to initiate after gathering additional real-world experience in the adolescent population.
Final VLA1553-221 results aligned with the initial data and six-month outcomes that the Company previously reported for this trial in January 20251 and June 20252 respectively. A full dose (licensed IXCHIQ® formulation and presentation) elicited a higher immune response in children aged one to eleven years at Day 360 post vaccination compared to a half dose. Overall, the immunological response profile was in line with what was previously observed in adults and adolescents3,4,5,6,7,8.
The strong immune response was confirmed in CHIKV-naïve children with a 94.7% seroresponse rate (full dose) at Day 360. The vaccine was well tolerated in children aged one to eleven years regardless of the dose or previous CHIKV infection. No safety concerns were identified.
The comparability of the vaccine doses tested in terms of safety and tolerability, along with the more pronounced immune response of the full dose observed for all age groups tested in
1 Valneva Reports Positive Phase 2 Results in Children for its Chikungunya Vaccine and Announces Phase 3 Dose Decision - Valneva
2 Valneva Reports Positive Six-Month Antibody Persistence and Safety Phase 2 Results in Children for its Single-Shot Chikungunya Vaccine IXCHIQ® - Valneva
3 Valneva Announces Positive Phase 3 Pivotal Results for its Single-Shot Chikungunya Vaccine Candidate - Valneva
4 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate - Valneva
5 Lancet Paper: https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(23)00641-4/fulltext
6 Valneva Reports Positive Initial Phase 3 Safety Data in Adolescents for its Single-Shot Chikungunya Vaccine Candidate - Valneva
7 Valneva Reports Positive Pivotal Phase 3 Immunogenicity Data in Adolescents for its Single-Shot Chikungunya Vaccine Candidate - Valneva
8 Lancet Paper: https://www.thelancet.com/journals/laninf/article/PIIS1473-3099(24)00458-4/abstract children up to Day 360 post-vaccination, continues to support the selection of the full dose for use in this population.
Juan Carlos Jaramillo M.D., Chief Medical Officer of Valneva, said, “The twelve months persistence and safety data in children are consistent with the robust antibody response and favorable safety profile previously observed in adolescents following a single vaccination. As safety is of the utmost importance, particularly when advancing into a Phase 3 pediatric study, we have decided, in alignment with the regulatory authorities, to continue gathering additional real-world experience in the adolescent population before initiating our planned Phase 3 study in children. We remain convinced, considering the significant risk chikungunya poses to individuals living in or traveling to endemic areas, that it is crucial to ensure a vaccine capable of potentially offering long-term protection from a single shot is accessible to people of all ages. This is especially important in Low- and Middle-Income countries (LMICs) where access to vaccines is often limited.”

Brazil has reported the highest number of chikungunya cases worldwide, with over one million cases between January 2019 and July 20249, followed by India with 370,000 cases during the same period. Reports of Chikungunya infection have expanded rapidly and globally in 2025, with six countries (Bangladesh, Cuba, China; Kenya, Madagascar, Somalia and Sri Lanka) currently experiencing CHIKV outbreaks10.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years11.
In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas12. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas13 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.14
About Phase 2 Trial VLA1553-221
VLA1553-221 was a multi-center, randomized, observer-blinded, dose response Phase 2 clinical trial in 304 healthy children aged one to eleven years. The trial was performed at three trial sites in the Dominican Republic and Honduras. The primary and secondary objectives of the trial were to evaluate the safety and immunogenicity of two different dose levels of Valneva’s single-shot chikungunya vaccine. Participants were randomized 2:2:1 to receive
9 https://bluedot.global/vaccines-on-the-table-as-chikungunya-outbreak-intensifies-in-india/
10 https://www.cdc.gov/chikungunya/data-maps/index.html
11 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
12 https://cmr.asm.org/content/31/1/e00104-16
13 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
14 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

either a full dose (licensed IXCHIQ® formulation and presentation) or a half dose of the vaccine, or an active control (Nimenrix). Additional information, including a detailed description of the trial design, eligibility criteria and investigator sites, is available at ClinicalTrials.gov (Identifier: NCT06106581).

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.
About CEPI
CEPI was launched in 2017 as an innovative partnership between public, private, philanthropic and civil organisations. Its mission is to accelerate the development of vaccines and other biologic countermeasures against epidemic and pandemic disease threats and enable equitable access to them. CEPI has supported the development of more than 70 vaccine candidates or platform technologies against multiple known high-risk pathogens and is advancing the development of rapid response platforms for vaccines against a future Disease X. Central to CEPI’s pandemic-beating five-year plan for 2022-2026 is the ‘100 Days Mission’ to compress the time taken to develop safe, effective, globally accessible vaccines against new threats to just 100 days.
About Horizon Europe
Horizon Europe — #HorizonEU — is the European Union's flagship Research and Innovation programme, part of the EU-long-term Multiannual Financial Framework (MFF) with a budget of €95,5 billion to spend over a seven-year period (2021-2027).  Under Horizon Europe, health research will be supported with the aim to find new ways to keep people healthy, prevent diseases, develop better diagnostics and more effective therapies, use personalised medicine approaches to improve healthcare and wellbeing, and take up innovative health technologies, such as digital ones.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

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